Date	24 October 2002
Number	55/02

BHP BILLITON QUARTERLY REPORT ON EXPLORATION

AND DEVELOPMENT ACTIVITIES

July 2002 - September 2002

This report covers exploration and development activities for the quarter ended 30 September 2002. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

PETROLEUM DEVELOPMENT

Bream Pipeline, Australia (BHP Billiton 50%, non operated)

Offshore pipeline and platform riser installations were successfully completed during the quarter, and tie-in of the new pipeline to existing trunk lines is near completion. Platform modification and construction work is also progressing. First gas and gas-liquids production is now expected ahead of schedule during the first quarter of 2003.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Construction of the fourth liquefaction processing train is 52% complete and remains on schedule to start up in mid 2004. The second trunkline is 26% complete with the final major contract covering the subsea installation to be awarded in October. The manufacture of the pipeline has been completed.

Minerva, Australia (BHP Billiton 90%, operated)

Following the approval announced in May for the development of the Minerva gas field in the offshore Otway Basin, Victoria, design work has commenced under a Lump Sum Turn Key contract awarded to a joint venture comprising McConnell Dowell Constructors (Australia) and Saipem (Portugal) for engineering and construction of the flowlines and gas plant. The design and manufacture of the subsea trees has been completed under a separate lump sum contract with Cooper Cameron Singapore Pte Ltd. Drilling and completion of the two new Minerva subsea production wells is expected to start in November/December 2002. The project remains on budget (BHP Billiton's share of capital expenditure is US$123 million) and on schedule for first gas in the first quarter 2004.

Zamzama Field Development, Pakistan (BHP Billiton 38.5%, operated)

In March approval was announced for the development of the Zamzama Gas Field. The development is being executed on a fast track basis and will include drilling at least three producing wells and constructing two additional 140 MMcf/d processing trains. The drilling of the first well commenced mid July 2002 and was completed in the first week of October. The second well spudded on 12 October 2002 and is proceeding to plan. The basic engineering design and the tendering process for the equipment packages and materials with long lead delivery times are complete. Facilities construction is ongoing and the project is on track to meet its objectives.

OHANET Development, Algeria (BHP Billiton 45%, joint operating organisation comprising SONATRACH/BHP Billiton)

The OHANET Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will provide a gas treatment facility of 20 million standard cubic metres per day fed by 47 production wells, of which 32 will be new and 15 will be re-completions of existing oil producers. 3D seismic data across all reservoirs has been processed and incorporated into the reservoir models. By the end of September 2002 a total of 22 new wells had been drilled and completed and 11 existing wells had been re-completed. Facilities engineering is complete and all equipment and most bulk materials are now on site. Overall construction progress is 73%. First production is scheduled for the second half of 2003.

ROD Integrated Development, Algeria (BHP Billiton 35.1%, joint operating entity comprising SONATRACH/BHP Billiton)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. Thirty-six development wells will be required, 10 of which will be recompletions of already drilled wells. At the end of September 2002 the rig was working on the eighth development well. Critical long lead engineering items are progressing to schedule. The EPC (Engineer/Procure/Construct) contractor, Saipem/Bouygues, is progressing engineering and procurement. Site preparation commenced in early October 2002. First production is scheduled for end first quarter 2004.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

In February BHP Billiton acquired a 25% interest in the Caesar oil pipeline and a 22% interest in the Cleopatra gas pipeline which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. BHP Billiton's share of the capital costs for these new-build projects is estimated at US$100 million. Detailed engineering continues for both systems. Commissioning is expected in 2004.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced its sanction of the Mad Dog field in February 2002, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. Fabrication work began on the hull in July and on the topsides in August. First production is expected at the end of calendar year 2004.

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

In May BHP Billiton approved up to US$355 million to progress the development of the Atlantis field in the Gulf of Mexico. Detailed engineering work is continuing, and full project approval is expected later this year.

MINERALS DEVELOPMENT

Aluminium

Mozal 2 Expansion, Mozambique (BHP Billiton 47.11%)

Construction Work on the 253,000 tonne per annum Mozal II aluminium smelter project continued during the quarter. Production targets are now ahead of schedule by approximately six months and cost trends to date indicate that the project will likely be completed under the project budget of US$860 million (BHP Billiton share US$405 million). Initial production is now expected by the end of the second quarter 2003 and full production expected by the end of 2003.

At the end of September 2002, overall construction work had reached 60 per cent. The civil work was almost complete as was the structural steel erection and building cladding. Installation of the main process equipment has commenced and is steadily progressing as equipment from various countries flows into the construction site.

Hillside Expansion, South Africa

Main construction work on the 130,000 tonne per annum Hillside III aluminium smelter project commenced on 1 April 2002, and at the end of September overall construction work has reached 19 per cent. The main civil works are progressing well and the first structural steel has been erected. First metal production from the new potline facilities is expected slightly ahead of initial schedule in the first quarter of 2004, with full production expected by the end of the second quarter 2004. Expenditure to date remains in line with budget.

Base Metals

Escondida Phase IV Expansion, Chile (BHP Billiton 57.5%)

BHP Billiton and its joint venture partners in the Escondida copper mine in northern Chile continued development activities for the Escondida Phase IV development project during the quarter. The Phase IV expansion will increase ore processing capacity by 85 per cent resulting in an average additional copper production of 400,000 tonnes per annum (average total production of 1.2 million tonnes per annum) over the first five years.

The project continues to advance in accordance with the planned schedule. As of the end of September the project had reached mechanical completion and the facilities had moved into the commissioning phase, with ramp up to full production expected by April 2003.

The development has an estimated capital cost of US$1,045 million (BHP Billiton share US$600 million), and final costs are expected to be on or under budget.

Carbon Steel Materials

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 mtpa of raw coal resulting in 2.6 mtpa of coking coal and 1mtpa of thermal coal. The main customer for the coking coal is the BHP Steel Port Kembla steelworks located only 7km from the mine site.

Construction activities are underway at all of the three main sites covering the coal loading facilities (Kemira Valley), mine surface facilities (Dendrobium) and ventilation shaft. Underground tunnelling at both the Dendrobium and Kemira Valley locations is well progressed with boring of the ventilation shaft about one third complete. Approximately US$55 million has been committed to date. The capital forecast and longwall startup schedule remain unchanged at US$170 million and May 2005 respectively.

Mining Area C Project, 'C Deposit', Australia (BHP Billiton 85%)

The project provides for the development of a mine, processing plant, 38 kilometre rail spur and associated infrastructure for an operation to build up to 15 mtpa at Mining Area C, which is situated approximately 120 kilometres from Newman in Western Australia's Pilbara region. The capital cost is estimated to be US$213 million (BHP Billiton share US$181 million).

Currently detailed engineering is nearing completion and construction work has commenced at both the plant and infrastructure rail and road sites. Extraction and shipment of bulk sample material continued during the quarter, and overall the project remains on schedule and within budget.

A joint venture has been signed with POSCO of South Korea for the development of the 'C Deposit" section of Mining Area C whereby POSCO will take a 20 per cent interest in the deposit.

Port & Capacity Expansion Project (PACE), Australia (BHP Billiton 85%)

The project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet forecast increase in sales of iron ore over the next decade. The approvals cover the first stage of PACE, which will increase capacity to 81mtpa by 2004. Further stages will provide for capacity levels to exceed 90 mtpa. The estimated capital cost for Stage 1 is US$351 million (BHP Billiton share US$299 million).

Detailed engineering is progressing and contract and procurement packages are being tendered and awarded. Construction work has commenced on site and the project remains on schedule and within budget.

Energy Coal

Mount Arthur North, Australia

The Mount Arthur North Mine will be capable of producing up to 15 million tonnes of raw thermal coal per annum when full production is achieved in 2006. The project is proceeding to schedule. Mining activities have been handed over to operations and construction is focussed on the delivery of the coal handling plant for pre-commissioning during October. The coal preparation plant and export facilities are progressing well. Forecast cost to completion is within the approved budget of US$411 million.

San Juan Underground, USA

Following plan approvals and inspection by the Mine Safety and Health Association, longwall operations commenced in October 2002. Project spending is forecast to be on budget at US$146 million.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 September 2002.
WELL	LOCATION	BHP Billiton EQUITY	STATUS
Boris-2 (previously reported as Boris North-1)	Gulf of Mexico, Green Canyon 282	50% BHP Billiton Operator	Well reached bottom hole location, rig released. For more information on Boris see News@BHPBilliton, 9 July 2002
Kansas-1	Gulf of Mexico, Atwater Valley 489	22% BHP Billiton; Marathon Operator	Drilling ahead.
Neptune-3	Gulf of Mexico, Atwater Valley 617	50% BHP Billiton Operator	Hydrocarbons encountered. Plugged and abandoned. See News Release of 18 July.
Shenzi-1	Gulf of Mexico, Green Canyon 654	44% BHP Billiton Operator	Drilling ahead.
Vortex-1	Gulf of Mexico, Atwater Valley 261	33.3% BHP Billiton; Kerr McGee well operator	Drilling ahead.

MINERALS EXPLORATION

The exploration group of BHP Billiton Minerals continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in house generative capabilities. This has lead to continued growth and diversification in the exploration portfolio and increased quality exploration opportunities.

A third FALCONTM platform arrived in Australia and has commenced flying selected projects and areas. The other two units remain employed in South America and Africa.

Expenditure

Information related exploration expenditure will be included in the BHP Billiton first quarter results, to be released on 31 October 2002.

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: + 61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7747 3956 email: Mark.Lidiard@bhpbilliton.com
Mandy Frostick, Media Relations Tel: +61 3 9609 4157 Mobile: +61 419 546 245 email: Mandy.J.Frostick@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com

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